UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Aerial Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Shares, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   007655 10 3
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                                 (CUSIP Number)



                                 Maire Laitinen
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 With a copy to:
                            Richard M. Stolbach, Esq.
                                Patton Boggs LLP
                                2550 M Street, NW
                              Washington, DC 20037
                                 (202) 457-6000



                                November 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes to Schedule 13D).

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CUSIP No. 007655 10 3               SCHEDULE 13D               Page 2 of 9 Pages
--------------------------------------------------------------------------------





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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sonera Corporation



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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  [   ]
                                                             (b)  [   ]



--------------------------------------------------------------------------------
3)       SEC USE ONLY



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4)       SOURCE OF FUNDS
         WC



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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)



--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Finland


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   NUMBER OF      7)    SOLE VOTING POWER
     SHARES             3,409,091
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8)    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9)    SOLE DISPOSITIVE POWER
      WITH              3,409,091
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0


--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,409,091



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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [   ]


--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2%



--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO

                                  Schedule 13D
                           Aerial Communications, Inc.


         This Statement on Schedule 13D is filed by Sonera Corporation (the "Reporting Person" or "Sonera").

Item 1.           Security and Issuer.

                  This Statement relates to the common shares, $1.00 par value per share (the "Common Shares") of Aerial Communications, Inc. (the "Company"). The address of the principal executive office of the Company is 8410 West Bryn Mawr, Suite 1100, Chicago, Illinois 60631.

Item 2.           Identity and Background.

                  (a) This Schedule 13D is being filed by Sonera, a Finnish limited liability company. The members of the supervisory board of Sonera, and their principal occupation or employment, are:


                  Name                                   Principal Occupation
                  ----                                   --------------------
        Pauli Saapunki, chairman................         Member of Parliament
        Minna Karhunen, vice chairman...........         Journalist
        Aapo Saari..............................         Farmer
        Liisa Hyssala...........................         Member of Parliament
        Pirjo-Riitta Antvuori...................         Member of Parliament
        Olavi Tonteri...........................         Colonel, Finnish Defense Forces
        Leenamaija Otala........................         Docent, Pro Competence Oy
        Tuomas Harpf............................         Managing Director, Suomen Viestintarahoitus Oy
        Arja Alho...............................         Master of Political Science
        Reino Ojala.............................         Special Advisor
        Helena Vartiainen.......................         Chairman of City Council
        Tarja Cronberg..........................         Executive Director, Council of North Karelia region
        Tapio Hintikka..........................         President and CEO, Oyj Hackman Abp
        Raimo Kantola...........................         Professor, Helisinki University of Technology
        Tarmo Eskola ...........................         IT Director, UPM-Kymmene Corporation
        Ritva Rastimo...........................         Managing Director, Espoo Chamber of Commerce
        Max Mickelsson..........................         Secretary General for the Parliamentary Group of
                                                         the National Coalition Party
        Erik Lindfors...........................         Secretary, Metal Workers' Union
        Max Arhippainen.........................         Senior Economist, Pellervo Economic Research Institute
        Bjarne Kallis...........................         Member of Parliament

                  The members of the board of directors of Sonera and their principal occupation or employment are:

        Markku Talonen..........................         Chairman
        Liisa Joronen...........................         Vice Chairman
        Kalevi Alestalo.........................         Director
        Reijo Sulonen...........................         Director
        Tapio Vaahtokivi........................         Director, employee representative
        Kari Vilkman............................         Director, employee representative

                  Markku Talonen has been the chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was the chairman of the board of directors of PT Finland. In addition, Mr. Talonen is the president and CEO of Orion Corporation.

                  Liisa Joronen has been the vice chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. In addition, Ms. Joronen is the chairman of the board of directors of SOL Corporation and a member of the supervisory boards of Merita Bank plc and llmarinen Mutual Pension Insurance Company.

                  Kalevi Alestalo has been a member of the board of directors of the Sonera since 1998. Mr. Alestalo is the consultant counselor of the Ministry.

                  Reijo Sulonen has been a member of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. Mr. Sulonen serves as a professor at the Helsinki University of Technology. In addition, he is a member of the Boards of Directors of a number of Finnish information and other technology related companies.

                  Tapio Vaahtokivi has been an employee representative in the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative in the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of Telecommunications Union, a labor union for telecommunications employees.

                  Kari Vilkman has been an employee representative in the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative in the board of directors of Telecom Finland.

                  The executive officers of Sonera are:

        Aulis Salin.............................         President and chief executive officer
        Aimo Eloholma...........................         Executive vice president
        Matti Makkonen..........................         Executive vice president
        Kaj-Erik Relander.......................         Executive vice president
        Juha Varelius...........................         Executive vice president

                  Aulis Salin is the president and the chief executive officer of Sonera. Mr. Salin joined Sonera in 1962 and he has held positions in various departments.

                  Aimo Eloholma is the executive vice president of Sonera responsible for corporate planning. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation, including data communications, business development and sales and marketing.

                  Matti Makkonen is the executive vice president of Sonera responsible for its mobile communications operations. Mr. Makkonen joined Sonera in 1976 and he has held a number of positions within the mobile communications operations.

                  Kaj-Erik Relander is the executive vice president and chief financial officer of Sonera responsible for its international operations. Prior to joining Sonera in 1994, Mr. Relander worked for SITRA, a Finnish private equity fund.

                  Juha Varelius is the executive vice president of Sonera responsible for media services. Mr. Varelius joined Sonera in 1993 and has held a number of positions within media services.

                  (b), (c) and (f) The address of Sonera and its supervisors, directors and executive officers is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland. Sonera is a limited liability company organized under the laws of the Republic of Finland. Each supervisor, director and executive officer of Sonera is a citizen of the Republic of Finland. Sonera's principal business is telecommunications.

                  (d) and (e) During the past five years, none of the Reporting Person or its supervisors, directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.

                  The source of the funds used by Sonera to purchase the securities of the Company was working capital. The amount of funds used by Sonera to purchase the securities was $75 million.

Item 4.           Purpose of the Transaction.

                  The Reporting Person acquired its securities for investment purposes. The Reporting Person may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the

Reporting Person and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the following actions or events:

                  o the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

                  o an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  o a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  o any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  o any material change in the present capitalization or dividend policy of the Company;

                  o any other material change in the Company's business or corporate structure;

                  o changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  o causing a class of securities by the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  o a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Exchange Act; or

                  o  any action similar to any of those enumerated above.

                  On September 20, 1999, the Company announced that its board of directors unanimously approved a definitive agreement (the "Aerial reorganization") to merge with VoiceStream Wireless Corporation ("VoiceStream"). VoiceStream and the Company are expected to enter into a merger in which VoiceStream will exchange 0.455 shares of VoiceStream common stock for each of the Company's Common Shares and Series A Common Shares. Company public shareholders will have a right to elect to receive $18 in cash in lieu of shares of VoiceStream.

Item 5.           Interest in Securities of Issuer.

                  (a) Sonera is the beneficial owner of 3,409,091 shares (8.2%) of the outstanding Common Shares. Sonera also owns 2,826,037 shares of common stock of Aerial Operating Company, a subsidiary of the Company, which, in the aggregate, is convertible upon the occurrence of certain conditions into 19,016,939 Common Shares of the Company. In addition as described below, the Aerial Operating Company common stock held by Sonera will be exchanged for Common Shares of the Company immediately prior to the closing of the Aerial reorganization.

                  The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act. There were 41,804,135 Common Shares of the Company outstanding as of November 1, 1999 as reported in the Company's Quarterly Report on Form 10-Q.

                  (b) Sonera has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 3,409,091 Common Shares beneficially owned by it.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the settlement agreement and release (described below), on November 1, 1999, Sonera invested an aggregate of $230 million in the Company and Aerial Operating Company at an equivalent price of $22.00 per Common Share of the Company. In this transaction, (1) the Company issued to Sonera 3,409,091 Common Shares in consideration for $75 million, and (2) Aerial Operating Company issued to Sonera 1,046,999 shares of Aerial Operating Company common stock in consideration for $155 million.

                  On September 17, 1999, Sonera entered into a settlement agreement and release with the Company, Aerial Operating Company and Telephone & Data Systems, Inc. ("TDS") pursuant to which disputes between Sonera and the Company were settled. During June and July, 1999, the Company notified Sonera on three occasions alleging that Sonera was required under the original purchase agreement to surrender shares of Aerial Operating Company common stock for cancellation. In July 1999, Sonera notified the Company of its refusal to surrender for cancellation such disputed shares. Under the settlement agreement and release, Sonera agreed to surrender for cancellation 317,108 shares of Aerial Operating Company common stock, representing one-half of the 634,216 disputed shares without releasing its claims with respect to such surrendered shares.

                  Upon satisfaction of all of the conditions to closing the Aerial reorganization, the remaining 317,108 shares of Aerial Operating Company common stock will be surrendered for cancellation immediately prior to the closing of the Aerial reorganization. At the closing of the Aerial reorganization, Sonera, on the one hand, and each of TDS, the Company, Aerial Operating Company, VoiceStream and VoiceStream Holdings, on the other hand, will release each other from all claims by Sonera to all of the disputed shares and, subject to exceptions, will extend such release to actions occurring through the date of the closing of the Aerial reorganization. Also at the closing of the Aerial reorganization, each of the following agreements entered into in connection with Sonera's original investment in Aerial Operating Company will be terminated: (1) the purchase agreement, (2) the investment agreement, (3) the registration rights agreement; (4) the management side letter, (5) the joint venture agreement and (6) the supplemental agreement.

                  Under the settlement agreement and release, Sonera has exercised its tag-along right in connection with the Aerial reorganization. As a result, immediately prior to the closing of the Aerial reorganization, Sonera will exchange 2,826,037 shares of Aerial Operating Company common stock for Common Shares based on the exchange rate provided in the investment agreement and after taking into account the cancellation of all of the disputed shares as indicated above. Sonera is not obligated to make this exchange unless and until all conditions to the closing of the Aerial reorganization have been satisfied or waived. Reference is made to the full text of such agreement which is filed as Exhibit A hereto.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A. Settlement Agreement and Release by and among Sonera Corporation, Aerial Communications, Inc., Aerial Operating Company and Telephone & Data Systems, Inc. (Incorporated herein by reference to Exhibit 99.7 of the Telephone & Data Systems, Inc. Form 8-K filed with the Securities and Exchange Commission on September 28, 1999).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2000                          SONERA CORPORATION


                                                 By: /s/ Maire Laitinen
                                                     ------------------------
                                                     Maire Laitinen
                                                     General Counsel